AM 3·25·2004

04017462

SE[...]S COMMISSION
[...]ington, D.C. 20549

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RECEIVED MAR - 1 2004 158

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Novak 412-288-7045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/25

OATH OR AFFIRMATION

I, Richard A. Novak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Madaline P. Kelly, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 22, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEDERATED FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2003
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	74
Receivable from affiliates, net		130
Total assets	$	204
Liabilities:		
Income taxes payable	$	2
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, issued and outstanding		50
Additional paid-in capital		1,000
Accumulated deficit		(848)
Total shareholder's equity		202
Total liabilities and shareholder's equity	$	204

(The accompanying notes are an integral part of these financial statements.)

FEDERATED FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

Commission income	$	23
Operating Expenses:		
Allocated expenses from affiliates		4
Other taxes		2
Total operating expenses		6
Operating Income		17
Dividend Income		1
Income before income taxes		18
Income tax provision		7
Net income	$	11

(The accompanying notes are an integral part of these financial statements.)

FEDERATED FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2003	$ 50	$ 1,000	$ (859)	$ 191
Net income	0	0	11	11
Balance at December 31, 2003	$ 50	$ 1,000	$ (848)	$ 202

(The accompanying notes are an integral part of these financial statements.)

FEDERATED FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

Operating activities:		
Net income	$	11
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(13)
Decrease in other assets		1
Increase in income taxes payable		1
Net cash provided by operating activities		0
Cash and cash equivalents, beginning of year		74
Cash and cash equivalents, end of year	$	74

(The accompanying notes are an integral part of these financial statements.)

FEDERATED FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

Balance at January 1, 2003	$	0
Additions and/or reductions		0
Balance at December 31, 2003	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003
(dollars in thousands)

Computation of net capital:

Shareholder's equity		$ 202
Deductions and/or charges:		
Nonallowable assets	$ 130	
Haircut on securities owned	1	131
Net capital		$ 71
Aggregate indebtedness		$ 2

Computation of basic net capital requirement:

Minimum net capital required (greater of $5 or 6-2/3% of aggregate indebtedness)	$ 5
Excess net capital	$ 66
Ratio of aggregate indebtedness to net capital	.03 to 1

Note: The above computation does not differ materially from the computation included in the Company's corresponding unaudited Form X-17A-5-Part IIA filing as of December 31, 2003.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Financial Services, Inc., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer primarily for the retail distribution of variable annuity contracts.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents represent an investment in a money market fund that is managed by another affiliate of Federated. This investment may be redeemed upon demand.

(d) Revenue Recognition

The Company earns commission income from marketing-related activities. Revenue is recognized during the period in which services are performed.

(e) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its Federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and files state taxes on a separate-company basis, where required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f) Disclosures of Fair Value

Carrying amounts approximate fair value for cash and cash equivalents. Receivable from affiliates, net is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash related activities on a centralized basis. As such, the Company's revenues and certain operating expenses, including compensation and related benefits, occupancy and other support services, are funded by another subsidiary of Federated and credited or charged to the Company.

The "Receivable from affiliates, net" on the Company's Balance Sheet represents the amount of fees collected by another affiliate of Federated on behalf of the Company in excess of operating expenses paid by this affiliate on behalf of the Company.

(3) INCOME TAXES

Income tax expense for the year ended December 31, 2003 consists of current federal and state taxes of $5,870 and $1,400, respectively. The Company's effective tax rate for the year ended December 31, 2003, was 40.0%. This rate is higher than the Company's federal statutory income tax rate of 35.0% due to state income taxes incurred during 2003.

The Company did not have any temporary differences as of December 31, 2003.

(4) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $71,000, which was $66,000 in excess of its required capital of $5,000.

(5) MAJOR CUSTOMERS

The Company derived $22,000 or 92% of its total revenues for the year ended December 31, 2003, from one customer.

(6) COMMITMENTS AND CONTINGENCIES

In September 2003, the Company's parent, Federated, received detailed requests for information on shareholder trading activity in Federated-sponsored mutual funds from the Securities and Exchange Commission, the New York State Attorney General and the National Association of Securities Dealers (NASD). Federated retained the law firm of Reed Smith LLP to assist Federated in responding to these requests and to conduct an internal review of the trading activity matters identified in the requests. Federated also retained the law firm of Davis Polk & Wardwell to assist in the review. Attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky, LLP, independent counsel for the Federated mutual funds, participated in the review and reported on its progress to the independent directors of the funds. Federated constituted a special investigative committee of its board, consisting of three independent directors, Federated's chief executive officer and its chief legal officer, to oversee the review and make recommendations to the full board.

The review of trading activity matters found that Federated personnel had made arrangements with three customers that permitted frequent trading to occur in six domestic equity and two high yield funds advised by Federated. One arrangement was made in April 2002, another in the summer of 2002 and a third in 2003. The review also found that certain internal frequent trading reports were not reviewed by Federated personnel during the period from May to September 2003, which enabled several customers to engage in frequent trading in Federated funds during the period.

The review also found that one investor who without arrangement with Federated engaged in frequent trading also made late trades in Federated-advised funds by placing orders after 4:00 pm to a group of Federated employees who did not have a sufficient understanding of the circumstances under which trades could be processed after 4:00 pm. The review determined that during the past five years, certain other late orders were incorrectly accepted by Federated employees, but that these amounted to no more than a fraction of one percent of the total orders processed, and did not have any material impact on the funds. The review found no evidence that Federated or any of its employees had arranged with investors to accept late trades.

The independent directors of the Federated mutual funds retained an independent provider of financial and economic analysis as an expert to determine the impact on the funds from the trading activities identified in the review. Based upon this expert's findings, Federated established a restoration fund of approximately $7.6 million to compensate injured parties for the trading activities described above. The independent directors of the funds have not yet determined how to distribute the restoration fund and no government agency has passed on the establishment or amount of the restoration fund.

The fund includes approximately $4.8 million related to the possible detrimental impact on the funds from frequent trading activity; approximately $2 million related to the possible detrimental impact on the funds from late trading; approximately $420,000 received by Federated as fees from assets invested as a result of frequent trading arrangements; and approximately $355,000 of interest on these amounts. Federated's Consolidated Financial Statements for the year ended December 31, 2003, reflect a charge of approximately $7.6 million for the restoration fund and approximately $13.5 million for other expenses related to the review. These amounts do not include fines, penalties or other amounts that may be sought by governmental agencies or through claims asserted in private litigation. The Company was allocated a portion of these costs.

Federated is continuing to cooperate with ongoing governmental investigations, and will conduct further investigation as necessary.

During the period October 2003 through February 2004, Federated was named as a defendant in ten class action or derivative lawsuits filed on behalf of certain alleged shareholders in various Federated-sponsored mutual funds. Eight of these actions are pending in the United States District Court for the Western District of Pennsylvania, one is pending in the United States District Court for the Southern District of New York, and one is pending in the United States District Court for the Central District of California. Federated is awaiting a court decision as to the consolidation of these cases and their proper venue. The cases generally involve claims arising from allegations that Federated illegally permitted improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused injury to the mutual fund shareholders. The suits seek unspecified damages, attorneys' fees and expenses. Federated intends to defend this litigation.

Management can not predict what if any impact these investigations and legal proceedings may have on the financial condition and results of operations of the Company.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.